UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                               OUTLOOK GROUP CORP.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   690113105
                                   ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 3, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690113105

1  NAME OF REPORTING PERSON: Ronnie Shemesh
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)   [ ]
                                                        (b)   [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS:  PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e):                                     [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF      7     SOLE VOTING POWER: 171,515 shares of Common Stock
SHARES
BENEFICIALLY   8     SHARED VOTING POWER:  0 shares of Common Stock
OWNED   BY
EACH           9     SOLE DISPOSITIVE POWER: 171,515 shares of Common Stock
REPORTING
PERSON WITH    10    SHARED DISPOSITIVE POWER: 0 shares of Common Stock

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON: 171,515 shares of Common Stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.7%

14 TYPE OF REPORTING PERSON: IN


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


This Amendment No. 7 to the Statement on Schedule 13D dated April 28, 2000 is being filed to report the sale by Mr. Ronnie Shemesh ("Mr. Shemesh") of an aggregate of 350,000 shares of common stock, $0.01 par value (the "Common Stock"), of Outlook Group Corp., a Wisconsin corporation, (the "Issuer") pursuant to a Stock Repurchase Agreement dated December 29, 2000 between Mr. Shemesh and the Issuer (the "Repurchase Agreement"), and the purchase of an aggregate of 21,500 shares of Common Stock in a series of open market transactions.

Item 3. Source and Amount of Funds or Other Consideration

     ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     During the period January 15, 2001 through May 3, 2001, Mr. Shemesh has engaged in the sale of an aggregate of 350,000 shares of Common Stock as detailed in Item 4 below. In addition, Mr. Shemesh has engaged in the following transactions involving the Common Stock:

          1. On April 3, 2001, Mr. Shemesh purchased, in the open market with his personal funds, 3,500 shares of Common Stock at a price of $4.29 per share;

          2. On April 4, 2001, Mr. Shemesh purchased, in the open market with his personal funds, 1,000 shares of Common Stock at a price of $4.11 per share;

          3. On April 6, 2001, Mr. Shemesh purchased, in the open market with his personal funds, 2,000 shares of Common Stock at a price of $4.72 per share;

          4. On April 16, 2001, Mr. Shemesh purchased, in the open market with his personal funds, 5,000 shares of Common Stock at a price of $3.47 per share; and

          5. On April 17, 2001, Mr. Shemesh purchased, in the open market with his personal funds, 10,000 shares of Common Stock at a price of $4.40 per share.

Item 4. Purpose of Transaction

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     On December 29, 2000, the Issuer, Outlook Packaging Inc., a Wisconsin corporation wholly owned by the Issuer, Joseph Baksha, President and Chief Executive Officer of the Issuer, Barrier Films Ltd. - New York, Inc., a New York corporation 100% owned by Mr. Shemesh ("Barrier NY"), Barrier Films Corporation, a Nevada corporation wholly owned by Barrier NY ("Barrier Nevada"), and Mr. Shemesh entered into a Settlement Agreement and Mutual Releases (the "Settlement Agreement") and into the related Repurchase Agreement, pursuant to which the parties agreed to settle the following legal proceedings between them. Barrier NY brought a


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


legal suit against the Issuer and its President, Mr. Baksha, in the U.S. District Court of the Eastern District of New York. In the action, Barrier NY claimed, among other things, breach of contract by the Issuer in connection with its acquisition of Barrier Nevada from the Issuer in May 1997. Barrier NY also sought the elimination of payments due under a promissory note given to the Issuer in connection with the acquisition of Barrier Nevada, as well as damages totaling $28.0 million plus punitive damages in an unspecified amount. The
Issuer filed a counterclaim seeking approximately $2.6 million plus other damages, alleging Barrier NY defaulted on its obligation to make payments under the original promissory note and the Purchase and Sale Agreement in connection with the sale of Barrier Nevada. A separate lawsuit brought by Outlook Packaging Inc., a wholly owned-subsidiary of the Issuer, against Barrier Nevada has been consolidated with this lawsuit.

     Pursuant to the Settlement Agreement, Barrier Nevada agreed to pay the Issuer $2,149,501 (plus or minus interest, credits and other specifies payments), by the issuance of two new promissory notes and other payments. The first promissory note is in the amount of $550,000 and does not bear interest. The second promissory note is in the amount of $1,334,815 and bears interest at a rate of 8.3% per annum, subject to specified decreases in the interest rate in the event of a prepayment by Barrier Nevada of the amounts due on the note. The payments are due pursuant to a settlement schedule beginning January 15, 2001 and ending February 15, 2004. Some of these payments are secured and guaranteed by affiliates of Barrier Nevada. The Issuer agreed to pay $200,000 to Barrier NY on or before February 15, 2004 conditioned upon Barrier Nevada meeting all the payments due to the Issuer pursuant to the settlement schedule. The settlement was accompanied by specified releases and various prior notes and other arrangements between the parties have been terminated. In addition, as part of the settlement, Mr. Shemesh was granted a right, under the Repurchase Agreement, to sell to the Issuer up to an aggregate of 450,000 shares of Common Stock, at a price of $7.00 per share, subject to the following schedule:

     1.       January 15, 2001 - 50,000 shares;
     2.       February 9, 2001 - 75,000 shares;
     3.       March 27, 2001 - 75,000 shares;
     4.       April 15, 2001 - 75,000 shares;
     5.       May 3, 2001 - 75,000 shares; and
     6.       July 20, 2001 - 100,000 shares.

     Mr. Shemesh may exercise his right by notifying the Issuer of the number of shares to be sold to the Issuer five days prior to any such purchase date. In the event and to the extent Mr. Shemesh does not provide the required notice prior to any purchase date, his right to require the Issuer to purchase the shares on such date terminates. Mr. Shemesh agreed not to purchase, directly or through any of his affiliates, any additional stock of the Issuer for a period beginning December 29, 2000 until the final date of the sale of the shares to the Issuer, except in the following cases: (i) a waiver by Mr. Shemesh of his right to sell shares to the Issuer under the Repurchase Agreement; (ii) purchases of up to additional 50,000 shares of Common Stock if


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


such purchase was made prior to January 15, 2001; and (iii) the purchase (directly or through affiliates) of additional shares of Common Stock, which may not exceed in the aggregate 5% of the then outstanding shares of the Issuer, made during the period beginning the date of the final sale of shares by Mr. Shemesh until the later of: (a) the final payment due under the two new promissory notes, or (b) three years from the final sale of shares by Mr. Shemesh to the Issuer, provided that Barrier Nevada is current in its payments under the two new promissory notes.

     The parties further agreed that Barrier NY will be entitled to a credit against interest due under the second promissory note in the amount of $0.275 for each share of the Issuer sold by Mr. Shemesh under the Repurchase Agreement, provided Mr. Shemesh complies with the provisions of the Repurchase Agreement in all material respects. In the event the amount of the credit due to Barrier NY exceeds the interest due on the second promissory note, the excess credit will be paid to Mr. Shemesh.

     As of the date of this Amendment No. 7 to the Statement, Mr. Shemesh has exercised his right under the Repurchase Agreement and sold an aggregate of 350,000 shares to the Issuer on January 15, 2001 (50,000 shares), February 9, 2001 (75,000 shares), March 27, 2001 (75,000 shares), April 15, 2001 (75,000 shares), and May 3, 2001 (75,000 shares).

     The 21,500 shares of Common Stock purchased by Mr. Shemesh in open market transactions during the period April 3, 2001 through April 17, 2001 were purchased pursuant to a standing order that had inadvertently not been cancelled.

     Except as specified above, Mr. Shemesh currently does not have any plan or proposal that relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

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




          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) and (b) Mr. Shemesh is the direct beneficial owner of 171,515 shares of Common Stock, or approximately 4.7% of the 3,615,819 shares of Common Stock, reported outstanding on April 12, 2001 in the Issuer's Form 10-Q for the quarter ended March 3, 2001 filed with the Securities and Exchange Commission on April 17, 2001. Mr. Shemesh has the sole voting and dispositive power with respect to all such shares.

     (c) Since March 31, 2001, Mr. Shemesh sold to the Issuer an aggregate of 150,000 shares, at a purchase price of $7.00 per share, on April 15, 2001
(75,000 shares) and May 3, 2001 (75,000 shares) in private transactions. The following table sets forth all the other transactions in the shares of Common Stock made by Mr. Shemesh since March 31, 2001. All such transactions were open market purchases effected on the Nasdaq National Market.



                                     Number of
                                     shares of             Price Per
     Date of Purchase              Common Stock              Share*
     ----------------              ------------            --------
     April 3, 2001                     3,500                $4.29
     April 4, 2001                     1,000                $4.11
     April 6, 2001                     2,000                $4.72
     April 16, 2001                    5,000                $3.47
     April 17, 2001                   10,000                $4.40

     ------------

    *    Does not include broker's commissions.


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




     Except for such transactions, Mr. Shemesh has not effected any transactions in the shares of Common Stock during the past 60 days.

     (d) No person other than Mr. Shemesh has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

     (e) As a result of the sales of the Common Stock described in Item 3 of this Amendment No. 7 to the Statement, on May 3, 2001, Mr. Shemesh's beneficial ownership of the shares of Common Stock has been decreased below 5% and therefore Mr. Shemesh is no longer subject to the requirements of Section 13(d) of the Securities Exchange Act of 1934.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     ITEM 6 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     The description set forth in Item 4 of this Amendment No. 7 to the Statement with respect to the sale of an aggregate of 350,000 shares of Common Stock by Mr. Shemesh to the Issuer and the purchase of an aggregate of 21,500 shares of Common Stock by Mr. Shemesh is hereby incorporated by reference in this Item 6.

     Except as set forth in Item 4 of this Amendment No. 7 to the Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Shemesh and any other person with respect to the securities of the Issuer, including but not limited to contracts, arrangements or understandings with respect to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits

Exhibit 1  -    Settlement  Agreement and Mutual Releases dated December 29,
                2000  among  the  Issuer,  Outlook  Packaging  Inc.,  Joseph
                Baksha,  Barrier Films Ltd. - New York, Inc.,  Barrier Films
                Corporation,  and  Ronnie  Shemesh,  and the  related  Stock
                Repurchase  Agreement  dated  December  29, 2000 between the
                Issuer and Ronnie Shemesh, filed as Exhibit 10.1 to the Issuer's Form 10-Q for the quarter ended December 2, 2000 filed with the Securities and Exchange Commission on January
                16, 2001, and incorporated herein by reference.


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


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Amendment to the Statement is true, complete and correct.


Date:    May 30, 2001




                                                   /s/  Ronnie Shemesh
                                                  --------------------
                                                      Ronnie Shemesh





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